SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OPTICARE HEALTH SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

68 38 6P105

(CUSIP Number)

Ms. Stephney Costello
Palisade Capital
One Bridge Plaza
Fort Lee, New Jersey 07024
(201) 585-7733

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d—1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on the following pages)

(Page 1 of 9)

CUSIP No. 68386P105	Page 2 of 9

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	48,580,995* 48,580,995*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,580,995*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

* Palisade Capital Management, L.L.C. (“Palisade”), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 2,000,000 shares of OptiCare Health Systems, Inc. (the “Company”) common stock, par value $.001 per share (the “Common Stock”), (ii) immediately exercisable warrants to purchase up to 17,775,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of the Company’s Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), immediately convertible into 28,805,995 shares of Common Stock. Such warrants, such shares of Series B Preferred Stock and such shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the “Partnership”).

** Based on 59,396,087 shares of Common Stock outstanding (including (i) 12,815,092 shares of Common Stock outstanding as of December 18, 2001 as reported in the Company’s Consent Statement dated January 4, 2002 as filed with the SEC, (ii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership and (iii) 17,775,000 shares of Common Stock issuable upon exercise of the warrants held by the Partnership). Without giving effect to the warrants, Palisade would be the beneficial owner of 74.0% of the class of Common Stock.

CUSIP No. 68386P105	Page 3 of 9

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification No. 22-3699993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	48,580,995* 48,580,995*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,580,995*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*(i) 2,000,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 17,775,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, are held in the account of the Partnership and beneficially owned by Palisade.

** Based on 59,396,087 shares of Common Stock outstanding (including (i) 12,815,092 shares of Common Stock outstanding as of December 18, 2001 as reported in the Company’s Consent Statement dated January 4, 2002 as filed with the SEC, (ii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership and (iii) 17,775,000 shares of Common Stock issuable upon exercise of the warrants held by the Partnership). Without giving effect to the warrants, the Partnership would hold 74.0% of the class of Common Stock.

CUSIP No. 68386P105	Page 4 of 9

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Palisade Concentrated Holdings, L.L.C./I.R.S. Idendification No.- 22-3699991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	48,580,995* 48,580,995*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,580,995*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* (i) 2,000,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 17,775,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of the Company’s Common Stock are held in the account of the Partnership and beneficially owned by Palisade. Palisade Concentrated Holdings, L.L.C. is the general partner of the Partnership.

** Based on 59,396,087 shares of Common Stock outstanding (including (i) 12,815,092 shares of Common Stock outstanding as of December 18, 2001 as reported in the Company’s Consent Statement dated January 4, 2002 as filed with the SEC, (ii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership and (iii) 17,775,000 shares of Common Stock issuable upon exercise of the warrants held by the Partnership). Without giving effect to the warrants, the Partnership would hold 74.0% of the class of Common Stock.

          Palisade Capital Management, L.L.C. (“Palisade”) hereby amends its Schedule 13D, filed with the Securities and Exchange Commission on June 7, 2000, relating to the shares of Opticare Health Systems, Inc. (the “Company”) common stock, $.001 par value (the “Common Stock”), as follows:

Item 1.      Security and Issuer.

          This statement relates to the Common Stock of the Company, whose principal executive offices are located at 87 Grandview Avenue, Waterbury, Connecticut 06708.

Item 2.      Identity and Background.

          This statement is being filed on behalf of Palisade Capital Management, L.L.C. (“Palisade”), Palisade Concentrated Equity Partnership, L.P. and Palisade Concentrated Holdings, L.L.C. (collectively, the “Reporting Persons”). Palisade, a New Jersey limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Palisade Concentrated Equity Partnership, L.P. (the “Partnership”) is a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware. Palisade Concentrated Holdings, L.L.C. (the “General Partner”) is a Delaware limited liability company whose principal business is to serve as the general partner of the Partnership. Pursuant to an investment advisors agreement, dated March 31, 1999, by and between the General Partner and Palisade, Palisade has total discretionary voting and dispositive authority with regard to the investments and holdings of the Partnership. The business address of all Reporting Persons is One Bridge Plaza, Fort Lee, New Jersey 07024.

          During the past five years, none of the Reporting Persons has ever been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

          Pursuant to a subscription agreement, dated January 19, 2000 (the “Subscription Agreement”), by and between the Company and the Partnership, the Partnership purchased 2,000,000 shares of the Company’s Common Stock for an aggregate purchase price of $7,000,000. The Partnership executed a promissory note, dated January 19, 2000 (the “Note”), whereby it agreed to pay to the Company an aggregate amount of $6,998,000 on or before February 9, 2000 or, if earlier, on the date when the Partnership received capital contributions from its limited partners in respect of the Partnership’s investment in the Company. The Note was paid in full on February 3, 2000. All funds used to pay the entire principal amount of the Note came directly from the assets of the Partnership.

          On January 5, 2001, in connection with a $400,000 bridge loan (the “Bridge Loan”) made by the Partnership to the Company, the Partnership received a warrant (the “Bridge Loan Warrant”) to purchase an additional 400,000 shares of Common Stock at an exercise price of $.40 per share. All funds used to make the Bridge Loan came directly from the assets of the Partnership and no additional consideration was paid for the Bridge Loan Warrant.

          Pursuant to a Restructure Agreement among the Company, the Partnership and Dean J. Yimoyines, M.D., dated as of December 17, 2001, as amended on January 4, 2002 and January 22, 2002 (the “Restructure Agreement”), the Partnership purchased 2,571,429 shares of the Company’s Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”), convertible into 25,714,290 shares of Common Stock, for an aggregate cash purchase price of $3,600,000. The Partnership also received an additional 309,170.5 shares of the Company’s Series B Preferred Stock, convertible into 3,091,705 shares of Common Stock, as payment for the outstanding balance (including accrued interest) of the Partnership’s $400,000 participation in the Bridge Loan. Each share of Series B Preferred Stock is immediately convertible into ten shares of Common Stock and has the voting power equivalent to the number of shares of Common Stock into which each share of Series B Preferred Stock may be converted. In addition, pursuant to the Restructure Agreement, in connection with providing a $13,900,000 subordinated loan to the Company, the Partnership received a warrant (the “Restructure Warrant” collectively with the Bridge Loan Warrant, the “Warrants”) entitling the Partnership, at any time, to purchase up to 17,375,000 additional shares of Common Stock at an exercise price of $.14 per share. All funds used to make the preferred stock investment and loan came directly from the assets of the Partnership and no additional consideration was paid for the Restructure Warrant.

          As part of the transactions contemplated under the Restructure Agreement, the Company increased the authorized number of shares of Common Stock from 50,000,000 to 75,000,00 and create a new class of preferred stock entitled the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $.001 per share, consisting of 3,500,000 shares.

Item 4.      Purpose of Transaction.

          The Company, upon a recommendation of a special committee of the board of directors, entered into the Restructure Agreement, which among other things, effected transactions resulting in (i) the Partnership (a) making an equity investment of $3,600,000 in the Company, to be evidenced by the Series B Preferred Stock, (b) converting approximately $433,000 of principal and accrued interest owed by the Company to the Partnership in respect of the Bridge Loan into Series B Preferred Stock, (c) making a loan of $13,900,000 to the Company, and (d) receiving the Restructure Warrant to purchase up to 17,375,000 additional shares of Common Stock at an exercise price of $.14 per share; (ii) the Partnership having an aggregate beneficial ownership of approximately seventy-four percent (74%) of the voting power of the Company (without giving effect to exercise of the Warrants held by the Partnership); and (iii) the Partnership having the ability to designate for election to the Company’s board of directors a sufficient number of persons to constitute a majority of the board of directors. The Partnership may, depending upon market conditions and other factors, choose to exercise the Warrants, convert the shares of Series B Preferred Stock or otherwise acquire additional shares of Common Stock in the future through additional investments in the Company or through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Pursuant to the provisions of the Restructure Agreement, the Partnership designated Melvin Meskin, Mark Hoffman and Eric J. Bertrand to be members of the Board of Directors, each of whom was subsequently elected following the closing. The Partnership expects to designate one or more additional members of the Board of Directors so that the members designated by the Partnership will constitute a majority of the Board of Directors, as contemplated by the Restructure Agreement.

          The Partnership intends to use its shareholder position and management rights to maximize shareholder value, to help the Company grow and possibly to achieve a sale of the Company or implement other alternatives at some undetermined future time.

          Except as set forth above, none of the Reporting Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

          As of the closing of the transactions contemplated by the Restructure Agreement on January 25, 2002 (the “Closing”), there were 59,396,087 shares of Common Stock outstanding (including (i) 12,815,092 shares of Common Stock outstanding as of December 18, 2001 as reported in the Company’s Consent Statement dated January 4, 2002 as filed with the SEC, (ii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership and (iii) 17,775,000 shares of Common Stock issuable upon exercise of the Warrants held by the Partnership). As of the Closing, (i) 2,000,000 shares (3.4%) of the Common Stock, (ii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock (48.5%), and (iii) immediately exercisable Warrants to purchase up to an additional 17,775,000 shares of Common Stock (30.0%) are held by the Partnership in an account over which Palisade has investment discretion. Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock and Series B Preferred Stock beneficially owned by it. Pursuant to Regulation Section 240.13d-3, Palisade may be deemed to beneficially own 48,580,995 shares of the Common Stock, or 81.8%, of the shares of Common Stock deemed issued and outstanding. Without giving effect to the Warrants, Palisade may be deemed to beneficially own 74.0% of the Common Stock issued and outstanding.

          During the past sixty days, there were no transactions in shares of the Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possesses voting or investment control over the securities thereof except as set forth above.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between Palisade and any person or entity.

Item 7.      Material to be Filed as Exhibits.

           (1)      Restructure Agreement, dated December 17, 2001, by and among the Company, the Partnership and Dean J. Yimoyines, M.D.

           (2)      Amendment No. 1 to Restructure Agreement, dated January 4, 2002.

           (3)      Amendment No. 2 to Restructure Agreement, dated January 22, 2002.

           (4)      Warrant, dated January 25, 2002, issued to the Partnership.

           (5)      Certificate of Designation, Rights and Preferences of the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, filed January 23, 2002, with the Secretary of State of the State of Delaware.

Signature

          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 6, 2002

/s/  Mark S. Hoffman
Mark S. Hoffman, in his capacity as a member of each of Palisade Capital Management, L.L.C. and Palisade Concentrated Holdings, L.L.C., the general partner of Palisade Concentrated Equity Partnership, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(1) (2) (3) (4) (5)	Restructure Agreement, dated December 17, 2001, by and among the Company, the Partnership and
Dean J. Yimoyines, M.D.
Amendment No. 1 to Restructure Agreement.
Amendment No. 2 to Restructure Agreement.
Warrant, dated January 25, 2002, issued to the Partnership.
Certificate of Designation, Rights and Preferences of the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, filed January 23, 2002, with the Secretary of State of the State of Delaware.